26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com
September 8, 2020

CONFIDENTIAL

Kathleen Krebs, Special Counsel

Jeff Kauten, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chindata Group Holdings Limited
Amendment No. 4 to Draft Registration Statement on Form F-1
Confidentially Submitted August 28, 2020
CIK No. 0001807192

Dear Ms. Krebs, Mr. Kauten, Ms. Collins, Ms. Kindelan:

On behalf of our client, Chindata Group Holdings Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 3, 2020 on the Company’s amendment No. 4 to draft registration statement on Form F-1 confidentially submitted on August 28, 2020 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included

PARTNERS:     Pierre-Luc Arsenault[3] | Manas Chandrashekar[6] | Lai Yi Chau | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Amy Y.M. Ngan[9] | Nicholas A. Norris[6] | Paul S. Quinn | Michael D. Rackham[6] | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Michelle Cheh[8] | Daniel Dusek[3] | James A. Hill[6] | David M. Irvine[6] | Benjamin W. James[4] | Cori A. Lable[2] | Wei Yang Lim[6] | Xiaoxi Lin[3] | Yazhe Liu[3] | Daniel A. Margulies[6] | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Singapore; [8] Victoria (Australia); [9] New South Wales (Australia); # non-resident

Beijing    Boston    Chicago    Dallas    Houston     London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco     Shanghai    Washington, D.C.

Office of Technology Division of Corporation Finance Securities and Exchange Commission September 8, 2020 Page 2

page references to the Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Registration Statement.

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the draft registration statement on Form F-1 confidentially submitted on August 28, 2020, and four copies of the submitted exhibits.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the non-public review of the Staff, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible on or around September 23, 2020, subject to market conditions, and to commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Draft Registration Statement on Form F-1

Risk Factors

Our business, results of operations and financial condition may be adversely affected..., page 22

1.

We note your revised disclosures in response to prior comment 22. Please further revise to clarify that in order to effectuate the President’s Executive Order, ByteDance shall divest all interest and rights in any tangible or intangible assets or property used to enable or support ByteDance’s operation of the TikTok application and any data obtained or derived from the TikTok application in the United States.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Registration Statement.

Note 11. Share-based Payment, page F-63

2.

We note your revised disclosures on page 191 indicating that all of the options granted under the 2020 Share Option Plan have been exercised for ordinary shares. However, your disclosures here indicate that half of the awards vest over a four-year service period while the other half vest in two equal installments if certain performance targets are met. Please revise here to clarify whether the vesting conditions for these awards changed and if so, when. Also, disclose when these awards vested and the amount of stock-based compensation expense incurred. To the extent such awards were not fully vested, disclose whether this plan includes repurchase provisions should the employee terminate their service prior to meeting the service or performance conditions.

The Company respectfully advises the Staff that pursuant to the terms and conditions of the 2020 Plan, the grantee may early exercise all or a portion of the share options through payment of the exercise price to the Company for the issuance of the Company’s ordinary shares. On August 26,

Office of Technology Division of Corporation Finance Securities and Exchange Commission September 8, 2020 Page 3

2020, the sole grantee early exercised all of his 5,667,164 share options into the Company’s ordinary shares. The Company received $5,667,164 for the early exercise of the share options, which was recorded as a liability. Upon the early exercise, the underlying ordinary shares of the Company remain subjected to the existing service and performance vesting conditions stipulated under the 2020 Plan. Therefore, the vesting conditions for these awards remain unchanged.

The Company further respectfully advises the Staff that these awards were not fully vested, and the 2020 Plan includes repurchase provisions that provide the Company a call right (but not the obligation) to repurchase the vested shares at fair market value, and the unvested shares at the lower of fair market value or the option’s exercise price at any time during a six-month period following the grantee’s termination of services. The grantee does not have a repurchase right under the 2020 Plan under any circumstance. The Company further respectfully clarifies that during the six months ended June 30, 2020, US$675,000 of share-based compensation expense recognized pertained only to service-based awards.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-63 and F-64 of the Registration Statement.

3.

You state that the fair value of the units granted on May 20, 2020 was $125.74 per unit. Please explain the increase in this value from the $17.26 value for units granted in September 2019 as disclosed on page F-38. Further, you disclose that $1,012,000 in share-based compensation expense will be recorded for 30,670 units granted on May 20, 2020. Therefore, it appears that such units have a fair value of approximately $33 per unit. Please explain this apparent inconsistency from the $125.74 per unit fair value as disclosed.

The Company respectfully advises the Staff that to attract and retain key employees, BCPE Bridge Cayman, L.P. (one of the shareholders of the Company) issued 1,000,000 BCPE Bridge Class B Units to Bridge Management, L.P. (“SBC Platform”) on September 11, 2019. On September 11, 2019 and May 29, 2020, respectively, the SBC Platform granted 965,000 and 235,169 ISUs, respectively, to certain employees of the Group. Each SBC Platform incentive unit represents one BCPE Bridge Cayman, L.P. Class B Unit (“ISUs”). The fair value of the ISU increased from $17.26 in September 2019 to $125.74 on May 29, 2020 due to the following:

a)

the three-fold increase in the Company’s equity value from September 2019 to May 2020, because of positive factors including the growth in business, the new clients the Company acquired and the signing of new service contracts by existing clients, and favorable government policies that continuously support development of the data center industry. Therefore, there was a corresponding three-fold increase in the fair value of the Company’s ordinary shares held by BCPE Bridge Cayman, L.P. (“BCPE Bridge”); and

b)

BCPE Bridge has two classes of unit holders, Common Unit holders and Class B Unit holders, respectively, and the distribution structure is not pro rata between the two classes of holders. Specifically, based on the partnership agreement, the Class B Unit holders’ distribution percentage will correspondingly increase with the increase in the underlying fair value of the Company’s ordinary shares, resulting in the large appreciation in the fair value of the ISU in May 2020.

Office of Technology Division of Corporation Finance Securities and Exchange Commission September 8, 2020 Page 4

The Company further respectfully advises the Staff that $1,012,000 in share-based compensation expense that will be recorded for 30,670 units comprised of (i) 24,000 service-based units that were granted previously on September 11, 2019 at a fair value of $17.26 per unit, and (ii) 6,670 service-based units that were granted on May 29, 2020 at a fair value of $125.74 per unit.

In response to the Staff’s comment, the Company has revised the disclosures on page F-65 of the Registration Statement.

*     *    *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David T. Zhang

David Zhang

Enclosure

c.c.	Jing Ju, Chief Executive Officer

Dongning Wang, Chief Financial Officer

Michael Frederick Foust, Chairman of the Board

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP